Filed by Chester Valley Bancorp Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833

          (The following communication was distributed to employees of Willow Grove Bank and First Financial Bank)

     STAY BONUSES TO PROVIDE ADDITIONAL SAFETY NET FOR EMPLOYEES IMPACTED BY
                WILLOW GROVE BANK - FIRST FINANCIAL BANK MERGER

Today, Fred Marcell, President and CEO of Willow Grove Bank, and Donna Coughey, President and CEO of First Financial Bank, made the decision to announce additional financial resources for any employee whose employment is terminated as a result of the Willow Grove - First Financial Bank merger.

As you know, our merger agreement provides specific guidelines for severance pay for any employee whose employment is terminated as a result of the merger. This severance pay amounts to one week of pay for every year of service for all employees, with a minimum of two weeks of severance pay.

In addition to the provisions of the merger agreement, management has approved a pool of unallocated funds to be used for retention bonuses for impacted employees to ensure business continuity and provide additional financial support to individuals. The details regarding these retention or "stay" bonuses have been finalized, and we are pleased to announce that any employee whose job is terminated due to the merger will receive a stay bonus based on their job duties within the organization. This stay bonus is incremental to any severance pay the employee is eligible for, and will be paid after the employee is released. Employees who are displaced as a result of the merger will be entitled to a stay bonus of at least one month's salary. Of course, receipt of this stay bonus will be contingent on the employee remaining with the bank through their specified end date. Those who terminate employment before the specified date will not be eligible for either severance pay or the stay bonuses.

In addition, please keep in mind that we continue to take steps to minimize the impact on current bank employees. The hiring freeze that is in place today will enable us to provide additional job opportunities to any employees who are displaced as a result of the merger.

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FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the combined company, including expected synergies resulting from the merger of Willow Grove Bancorp and Chester Valley Bancorp, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Willow Grove Bancorp's and Chester Valley Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended December 31, 2004. This message speaks only as of its date, and Willow Grove Bancorp and Chester Valley Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 was filed with the SEC on March 28, 2005. WILLOW GROVE BANCORP AND CHESTER VALLEY BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT ARE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Willow Grove Bancorp and Chester Valley Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Willow Grove Bancorp by calling Christopher E. Bell or from Chester Valley Bancorp by calling Joseph Crowley.

PARTICIPANTS IN SOLICITATION. Willow Grove Bancorp, Chester Valley Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participants in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participants in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Willow Grove Bancorp and Chester Valley Bancorp in the solicitation of proxies in respect of the merger is included in the registration statement and joint proxy statement/prospectus filed with the SEC.